Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our financial statements for the period ended June 30, 2026, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation; and

●	changes in our strategy.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 25, 2026, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, or Foresight Automotive, Eye-Net Mobile Ltd., an Israeli corporation, or Eye-Net Mobile, and Foresight Changzhou Automotive Ltd., a Chinese Corporation, or Foresight Changzhou.

A. Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged in the development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “inline-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

In June 2026, we entered into securities exchange agreement, or the Agreement, for strategic investment in our Company by VisionWave Holdings, Inc., or VisionWave, and leveraging the synergies between the parties by integrating our camera-based perception systems into VisionWave’s defense and commercial autonomous products. The transactions contemplated by the Agreement were intended to be implemented in two stages, or each, a Stage, with each Stage subject to the satisfaction (or waiver) of the applicable conditions set forth therein. Stage 1 was to occur at the initial closing, and Stage 2 was conditioned upon the achievement of a specified commercial and operational milestone, or the Milestone. Upon consummation of both Stages, VisionWave was intended to beneficially own 52% of our issued and outstanding ordinary shares, calculated as of the Stage 1 closing date, and we were intended to hold VisionWave common stock having an aggregate value of $17.5 million, subject to agreed contractual value protection mechanism. At Stage 1, we would issue newly issued ordinary shares to VisionWave representing 46% of our issued and outstanding share capital as of the Stage 1 closing date, and VisionWave would issue to us shares of VisionWave common stock having an aggregate value of $15,480,769, calculated by reference to the agreed pricing formula. At Stage 2, subject to the achievement and certification of the Milestone, we would issue to VisionWave additional ordinary shares representing 6% of our issued and outstanding share capital as of the Stage 1 closing date, and VisionWave would issue to the Company additional common stock having an aggregate value of $2,019,231. On July 23, 2026, our shareholders did not approve the previously announced Agreement with VisionWave. As a result, the transaction was not completed.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and development expenses (R&D), net

Our R&D expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses, net:

U.S. dollars in thousands	Six months ended June 30,
	2026	2025
Payroll and related expenses	3,567	3,611
Subcontracted work and consulting	210	218
Rent and office maintenance	404	361
Travel expenses	75	97
Reimbursement from the IIA (as defined below)	(470)	-
Other, net	74	139
Total	3,860	4,426

Marketing and sales (M&S)

Our M&S expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and conventions, and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2026	2025
Payroll and related expenses	458	359
Exhibitions, conventions and travel expenses	70	56
Consultants	230	194
Other	63	20
Total	821	629

General and administrative (G&A)

Our G&A expenses consist primarily of salaries and related personnel expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), director’s fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2026	2025
Payroll and related expenses	709	646
Share based payment to service providers	2	38
Professional services	365	278
Directors’ fees and insurance	82	86
Rent and office maintenance	93	130
Other	29	118
Total	1,280	1,296

Comparison of the six months ended June 30, 2026 to the six months ended June 30, 2025.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2026	2025
Revenues	287	240
Cost of revenues	(98)	(84)
Gross profit	189	156
Research and development expenses, net	(3,860)	(4,426)
Marketing and sales	(821)	(629)
General and administrative	(1,280)	(1,296)
Operating loss	(5,772)	(6,195)
Financial income, net	17	100
Net loss	(5,755)	(6,095)
Attributable to non-controlling interest	(224)	(70)
Attributable to equity holders	(5,531)	(6,025)

Revenues

Revenues for the six months ended June 30, 2026, were $287, compared to $240 for the six months ended June 30, 2025. The revenues were generated primarily by Foresight through its commercialization agreement with Elbit Systems Ltd, as well as through the commercialization of its 3D perception systems under agreements with a leading Japanese manufacturer of smart city, road traffic, hazard management, and traffic monitoring solutions, and with a Chinese rail technology company, for the integration of Foresight’s 3D perception systems into certain urban rail transit systems.

Research and development expenses, net

R&D expenses, net for the six months ended June 30, 2026, were $3,860, a decrease of 12.8%, compared to $4,426 for the six months ended June 30, 2025. The decrease is mainly attributable to the recognition of a $470 grant from the Israeli Innovation Authority, or the IIA, under the India-Israel Industrial R&D and Technological Innovation Fund program, supporting the Company’s collaboration with a leading Indian drone manufacturer to develop rugged autonomous industrial drones equipped with multi-spectrum sensing.

Marketing and sales

M&S expenses for the six months ended June 30, 2026, were $821, an increase of 30.5%, compared to $629 for the six months ended June 30, 2025. The increase was primarily attributable to the reclassification of certain employee expenses from R&D expenses to M&S expenses following changes in roles and responsibilities.

General and administrative

G&A expenses for the six months ended June 30, 2026, were $1,280, a decrease of 1.2%, compared to $1,296 for the six months ended June 30, 2025.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2026, amounted to $5,772, a decrease of approximately $423, or 6.8%, as compared to an operating loss of $6,195 for the six months ended June 30, 2025.

Financial income, net

Finance income, net for the six months ended June 30, 2026, was $17, compared to finance income, net of $100 for the six months ended June 30, 2025. Finance income, net for the six months ended June 30, 2026, mainly consisted of interest income in the amount of $60, offset by a loss from the revaluation of marketable equity securities to their fair value in the amount of $11, exchange rate differences in the amount of $26 and other factors in the amount of $6. Finance income, net for the six months ended June 30, 2025, mainly consisted of interest income in the amount of $93, a gain from the revaluation of marketable equity securities to their fair value in the amount of $50, and exchange rate differences in the amount of $85, offset by other factors in the amount of $128.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2026, amounted to $5,755, a decrease of approximately $340, or 5.6%, compared to $6,095 for the six months ended June 30, 2025.

B. Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2026, we have funded our operations principally with approximately $135,356 in the aggregate, from funding from Magna B.S.P Ltd., the issuance of our ordinary shares, no par value, or Ordinary Shares, or American Depositary Shares, the ratio of Ordinary Shares to which is 90:1, or the ADSs, and exercise of warrants and options. As of June 30, 2026, we had approximately $7,092 thousand in cash and cash equivalents and restricted cash.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2026	2025
Operating activities	(5,280)	(5,373)
Investing activities	(16)	(4)
Financing activities	6,047	4,482
Effect of exchange rate changes on cash and cash equivalents	52	105
Net increase (decrease) in cash, cash equivalents and restricted cash	803	(790)

Operating Activities

Net cash used in operating activities of $5,280 during the six months ended June 30, 2026, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, director’s fees, rent and other miscellaneous expenses.

Net cash used in operating activities of $5,373 during the six months ended June 30, 2025, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, director’s fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $16 during the six months ended June 30, 2026, resulted primarily from purchases of fixed assets of $16.

Net cash used in investing activities of $4 during the six months ended June 30, 2025, resulted primarily from purchases of fixed assets of $4.

Financing Activities

Net cash provided by financing activities of $6,047 during the six months ended June 30, 2026, was from the issuance of ordinary shares and warrants, net of issuance expenses.

Net cash provided by financing activities of $4,482 during the six months ended June 30, 2025, was from the issuance of ordinary shares and warrants, net of issuance expenses.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, ADSs and warrants, and the ordinary shares of Eye-Net Mobile. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of June 30, 2026, our cash and cash equivalents including restricted cash were approximately $7,092. As of the date of this report, we expect that our existing cash, cash equivalents and restricted cash will be sufficient to fund our current operations through the end of April 2027.

On June 14, 2024, we entered into the 2024 Sales Agreement with A.G.P., as sales agent, pursuant to which we were able to offer and sell through A.G.P. up to $1,130 of our ADSs. We paid A.G.P. 3.0% of the aggregate gross proceeds from the sale of ADSs pursuant to the 2024 Sales Agreement. We also agreed to reimburse the sales agent for certain specified expenses. On December 31, 2024, we filed a prospectus supplement to supplement and amend the prior prospectus dated June 14, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $7,000 through A.G.P. On February 21, 2025, we filed a prospectus supplement to supplement and amend the prior prospectus dated December 31, 2024, so that we could increase the maximum aggregate offering price of our ADSs that may be offered, issued and sold under the 2024 Sales Agreement up to $11,700 through A.G.P. As of the date of this report, we have sold 310,869,613 Ordinary Shares under the 2024 Sales Agreement, having aggregate gross proceeds of $12,392 and aggregate net proceeds of $12,001.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

C. Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D. Critical Accounting Estimates.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report Form 6-K.

Risk Factors.

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition or future results.

We believe our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern.

We believe that our current cash on hand will not be sufficient to fund our projected operating requirements for a period of one year from the issuance of these financial statements. This raises substantial doubt about our ability to continue as a going concern and could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our securities. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

If we are unable to comply with the Nasdaq continued listing requirements, our Ordinary Shares could be delisted from Nasdaq, which may have a material adverse effect on our liquidity, the ability of shareholders to sell their Ordinary Shares and our ability to obtain additional financing.

The Company’s securities are currently listed on The Nasdaq Capital Market, or Nasdaq. On July 22, 2026, the SEC approved a new Nasdaq rule (Listing Rule 5550(a)(6)) requiring companies listed on Nasdaq to maintain a minimum Market Value of Listed Securities, or MVLS, of at least $5 million. Under the new rule, if a company’s MVLS remains below $5 million for 30 consecutive business days, Nasdaq will issue a staff delisting determination, and trading in the company’s securities will be immediately suspended without any cure or compliance period. Although the SEC subsequently stayed the implementation of the MVLS Requirement on July 29, 2026, it is possible that the new rule may become effective in the near-term. Currently, the Company’s MVLS is over $5 million.

The Company’s ability to maintain compliance with Nasdaq’s continued listing requirements depends, among other factors, on its market capitalization, which is affected by factors outside of the Company’s control, including fluctuations in the Company’s share price, market conditions, investor sentiment and other factors. If the Company fails to satisfy Nasdaq’s continued listing requirements and is unable to regain compliance or obtain other relief, its securities may be subject to suspension or delisting from Nasdaq. Any such event could adversely affect the liquidity and market price of the Company’s securities and could impair the Company’s ability to access the capital markets.